Exhibit (a)(1)(B)

We are pleased to announce the commencement of the SAVVIS, Inc. (“Savvis”) employee stock option exchange offer (the “Exchange Offer”). As you are eligible to participate, we encourage you to read the attached Offer to Exchange Certain Outstanding Eligible Options for New Stock Options dated May 29, 2009 (the “Offer to Exchange”). Savvis is making the Exchange Offer upon the terms and subject to the conditions set forth in the Offer to Exchange. The Offer to Exchange will help you understand the terms and the risks of participating in the Exchange Offer.

Later today, you will be receiving an email from Fidelity Stock Plan Services with information on the Exchange Offer website, including your user ID. Through the Exchange Offer website, you can learn more about the Exchange Offer and participate in the Exchange Offer if you decide to do so: www.archimedes.com/savvisoptionexchange.

Complete website login steps to access your account are:

1.	Enter user ID (from the Fidelity Stock Plan Services email)

2.	Select your day, month and year of birth from the drop down boxes on the login screen.

3.	In the password field:

•	US employees will enter the last 4 digits of their US social security number

•	UK employees will enter the last 4 digits of their Fidelity ID number (contact Jill Gates if you don’t know your ID number)

4.	Upon login, you will be prompted to create a new password.

The Exchange Offer will expire at 6:00 a.m. Central Time on June 26, 2009 (the “Expiration Date”), unless extended by Savvis. If you choose to participate, you must submit your election prior to the Expiration Date.

If you have questions about the Exchange Offer, please contact Fidelity Stock Plan Services.

•    U.S. employees may call 1-800-544-9354 between the hours of 5:00 p.m. on Sunday and Midnight on Friday, Eastern Time.

•    U.K. employees may call 1-800-544-0275 Monday through Friday, 8 a.m. through 8 p.m., local time.

Laura L. Fisher

VP, HR Operations